RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) for the period ended June 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. Additional information relating to RS, including the Company's Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com and on EDGAR www.sec.gov. The information in this document is provided as of August 9, 2007 and is stated in thousands of CDN dollars unless otherwise indicated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2006 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

MD&A Page 1 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Mission and Vision

RS develops innovative products using advanced materials.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel. The foundation of the Company is continuous innovation, product development and its proprietary Version™ polyurethane resin system. RS’s vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

Overview of Second Quarter Results and Outlook

RS completed its restructuring in the second quarter of 2007 and recently reached a number of important milestones enabling RS to resume growth of its RStandard™ utility pole and initiate its RStandard roller tube (formerly VRoll™) business lines:

•

Global Composite Manufacturing, Inc. completed the move and upgrade of RStandard pole manufacturing equipment;

•

the first production cell has been installed and operated continuously to test its mechanical and automation operations, resulting in the successful commissioning of its manufacturing equipment and process;

•

RS completed training of HD Supply Utilities, Ltd.’s regional sales teams in 30 different sales and distribution outlets in June;

•

RS and FMC Technologies, Inc. began formal introduction to market of the Link-Belt® Composite Conveyor Idler Rollers.  In conjunction with this, RS has adopted the name RStandard Roller Tubes for its composite roller tubes (formerly VRoll) used in the Link-Belt Composite Conveyor Idler Rollers;

•

together, RS and FMC Technologies, Inc. identified 20 initial sites for customer-paid pilot installations in 2007; and

•

in preparation of initial deliveries to these sites, RS delivered its first significant shipment of RStandard roller tubes to FMC Technologies, Inc. and Link-Belt® Composite Conveyor Idler Roller deliveries were made for the first pilot installations in July and August 2007.

Global Composite Manufacturing, Inc. is currently completing the climate controls in various production work zones in the first production cell. Once completed, RStandard pole production and commercial deliveries are expected to resume. These are targeted for the second half of the third quarter of 2007.

With its restructuring now successfully completed, and with these important milestones reached, the Company now begins what it expects to be a significant growth phase for both of its RStandard product lines. Although initial production from Global Composite Manufacturing, Inc. will be modest, steady increases in production are planned through the balance of the year, allowing RS to meet its contractual commitments to HD Supply Utilities, Ltd. as well as satisfying international demand.  Completion of the pilot installations of the Link-Belt Composite Conveyor Idler Rollers using the RStandard roller tube will position RS and FMC Technologies, Inc. to meet their goal of achieving rapid market penetration in 2008.

RS’s focus will remain on its RStandard pole and roller tube product lines with additional product development on hold until these existing products generate sufficient cash flow to fund new product development.

MD&A Page 2 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Selected Financial Information
Thousands of Canadian dollars except per share amounts
	Three months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Product revenue	54	353	190	1,168
EBITDA (1)	(6,499)	(8,942)	(10,211)	(15,571)
Net loss	(8,063)	(10,589)	(14,354)	(18,678)
Net loss per share	(0.06)	(0.12)	(0.13)	(0.22)
Cashflow from operations(2)	(4,134)	(9,308)	(8,339)	(16,366)

			June 30, 2007	December 31, 2006
Total assets			33,960	16,615
Total long-term liabilities			17,756	17,544
Working capital			21,815	(2,826)

(1)

EBITDA is earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a widely used measure indicating the results of the Company’s operations before the effect of capital decisions.

(2)

Cash flow from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital.  Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information of the Company’s ability to fund future operations.

(3)

EBITDA and cash flow from operations are not recognized measures under Canadian generally accepted accounting principles. Investors are cautioned that EBITDA and cash flow from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating EBITDA and cash flow from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

The positive impact of RS’s extensive restructuring activities continues to show in the second quarter of 2007. EBITDA improved by $2,443 compared to the second quarter of 2006, due primarily to a decrease in manufacturing and product development costs of $4,414, offset by the non-cash charges of $3,008 related to stock-based compensation awards following adoption of the Company’s new stock-based compensation plans in June 2007.

Year to date EBITDA showed an improvement of $5,360 compared to the same period of 2006, due primarily to a decrease in manufacturing and product development costs of $6,836, offset by non-cash charges of $3,100 related primarily to stock-based compensation awards granted in June 2007 following adoption of the Company’s new stock-based compensation plans.

Cash used in operations during the second quarter of 2007 totalled $4,134, including $1,063 related to debenture interest and $3,071 related to second quarter 2007 operations.  Cash used in operations decreased by $5,174 from the same period in 2006 as a result of RS’s extensive restructuring activities.

MD&A Page 3 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

For the first six months of 2007, cash used in operations totalled $8,339, including $1,063 related to debenture interest and $7,276 related to year to date operations.  Cash used in operations decreased by $8,027 in the same period in 2006 as a result of the Company’s extensive restructuring activities.

Working capital increased from December 31, 2006 by $24,641 due to net financing proceeds of $33,308 from the common share offering in the first quarter offset by the use of $8,339 in cash to fund operations.

Revenues
Thousands of Canadian dollars	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Product revenue	54	353	190	1,168
Other income	197	92	311	268
	251	445	501	1,436

Revenues for the second quarter of 2007 were modest as a result of the shut down of RStandard pole production in Calgary, AB and the commissioning of Global Composite Manufacturing Inc.’s new facility in Tilbury, ON during the quarter. Product revenue during the quarter represents sales of RStandard utility poles from inventory.

Other income in the second quarter of 2007 was comprised of $197 of interest income.

For the year to date other income is primarily comprised of interest income of $197 and a gain on the sale of discontinued product of $107.

Operating Expenses
Thousands of Canadian dollars	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Financing charges	1,082	1,029	2,980	2,016
General and administrative	4,359	2,099	5,805	3,980
Manufacturing and product development	1,685	6,099	3,195	10,031
Marketing and business development	582	791	1,324	1,662
Amortization of property, plant and equipment	482	618	1,163	1,091
Restructuring charges	31	-	174	-
Total Operating Expenses	8,221	10,636	14,641	18,780

Financing Charges

Financing charges for the second quarter 2007 were relatively consistent with the second quarter 2006.

Financing charges increased year to date over 2006 by $964 due to costs of $816 associated with the short-term bridge financing in the first quarter of 2007.

MD&A Page 4 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

General and Administrative

The general and administrative expense increased to $4,359 for the second quarter 2007 compared to $2,099 in the same period of 2006 due primarily to non-cash charges of $3,008 related to stock-based compensation, offset by personnel-related cost reductions.

During the second quarter RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation; severance pay in the event of termination without just cause; modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.

As a result, 3,000,000 new options were issued to officers vesting over up to three years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which vested immediately. As a result, there was a non-cash charge to compensation expense of $2,965 in the period.

General and administrative expenses for the first six months of 2007 increased by $1,825 to $5,805 due to non-cash charges of $3,100 related to stock-based compensation awards offset by personnel-related cost reductions.

Manufacturing and Product Development

Manufacturing and product development expenses decreased from $6,099 to $1,685 for the second quarter of 2007 due to the shut-down of RStandard pole manufacturing in Calgary, AB in February 2007. Manufacturing and product development includes RStandard pole product development costs, RStandard composite roller tube manufacturing and development costs, and engineering and research and development overhead costs.

In the second quarter of 2007, RStandard pole product development costs were $1,162 compared to $4,927 in the same period of 2006.  RStandard utility pole product development costs resulted from activities directed at product improvement, the relocation of manufacturing to Global Manufacturing Inc.’s facility and the testing of product produced in Global Composite Manufacturing, Inc.'s new manufacturing facility.

RStandard composite roller tube manufacturing and product development costs were $219 in 2007 compared to $nil in the same period of 2006.  RStandard composite roller tube costs are result of the development of various sizes of roller tube required by the market, production of samples and product testing.

Engineering and research and development overhead costs were $304 in 2007 compared to $1,172 in the same period of 2006, with decreases due primarily to personnel-related cost reductions.

MD&A Page 5 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Manufacturing and product development expenses decreased from $10,031 to $3,195 for the first half of 2007 due to the shut-down of RStandard pole manufacturing.  In the first six months of 2007, RStandard pole manufacturing and product development costs were $1,798 compared to $7,848 for the same period in 2006, RStandard composite roller tube manufacturing and product development costs were $351 compared to $nil for the same period in 2006 and engineering and research and development overhead costs were $1,046 compared to $2,183 for the same period in 2006.

Marketing and Business Development

Marketing and business development expenses decreased from $791 to $582 for the second quarter of 2007 due primarily to personnel-related cost reductions.  Marketing and business development expenses include costs for product and technical support provided to HD Supply Utilities, Ltd and FMC Technologies, Inc. as well as other business development activities.

The year to date marketing and business development expenses decreased from $1,662 to $1,324 compared to the same period in 2006 as a result of personnel-related cost reductions.

Amortization of Property, Plant and Equipment

Amortization charges decreased by $136 to $482 in the second quarter of 2007 due to equipment sold or written off as a result of restructuring activity.

Amortization charges for the first six months of 2007 increased by $72 to $1,163 as a result of property, plant and equipment additions over the course of 2006 for the Calgary production facility, offset by equipment sold or written off in the second quarter 2007 as a result of restructuring activity.

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and early 2007. While the majority of related charges were recorded in 2006, charges related to personnel reductions of $6, lease costs related to surplus facilities of $97 and asset impairment of $71 were recorded in the first half of 2007.

In the second quarter of 2007, RS incurred restructuring charges of $31 related to lease costs of surplus facilities.

MD&A Page 6 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from September 30, 2005 to March 31, 2007:

	2007		2006				2005
	Jun	Mar	Dec	Sept	Jun	Mar	Dec	Sept
(thousands of Canadian dollars except per share amounts)
Product Revenue	54	136	1,124	2,059	353	816	505	246
EBITDA (1)	(6,499)	(3,712)	(9,087)	(9,363)	(8,943)	(6,627)	(6,462)	(4,690)
Net Loss	(8,063)	(6,291)	(11,939)	(12,794)	(10,589)	(8,089)	(7,604)	(4,899)
Basic and diluted loss per common share	$ (0.06)	$ (0.07)	$ (0.13)	$ (0.14)	$ (0.12)	$ (0.09)	$ (0.09)	$ (0.06)
Total cash and cash equivalents	21,464	26,094	1,199	4,040	11,074	13,246	17,960	2,896
Total assets	33,960	39,283	16,615	20,060	30,998	32,367	35,519	19,704
Total long-term debt (2)	16,790	16,474	16,702	16,241	15,838	15,431	15,017	498

(1) Earnings (loss) before interest, taxes, depreciation and amortization
(2) Total long term debt is comprised of the convertible debenture and National Research Council advances

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

RS entered fiscal 2007 with $1,199 in cash and raised net proceeds of $33,308 from the common share offering in the first quarter. Cash used in operations during the second quarter of 2007 totalled $4,568, including the net change in working capital of $434, $1,063 related to debenture interest and $3,071 related to second quarter 2007 operations.

For the first six months of 2007, cash used in operations totalled $12,769, including the net change in working capital of $4,430, $1,063 related to debenture interest and $7,276 related to year to date operations.

MD&A Page 7 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Commitments and Contractual Obligations

During the first half of 2007, the Company entered into a definitive agreement with Global Composite Manufacturing, Inc. (“Global Composite Manufacturing”), a corporation operating in Tilbury, Ontario. This agreement provides the framework whereby Global Composite Manufacturing is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company. The Company will provide a limited recourse guarantee to Global Composite Manufacturing’s bank not to exceed $4,000. This guarantee will be collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global Composite Manufacturing fails to perform under its obligations to its bank.  In connection with this agreement, the Company agreed to pay Global Composite Manufacturing the sum of $3,500 representing a prepayment of future product to be manufactured and delivered by Global Composite Manufacturing to RS.  Subsequent to June 30, 2007, $2,500 has been paid to Global Composite Manufacturing.

Under this agreement, RS leased its existing two production cells with a net book value of approximately $6,500 to Global Composite Manufacturing for a term of 10 years at a nominal amount.  Global Composite Manufacturing, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and any future additions, all related technology and all associated modifications.

During January 2007, the Company signed a five year agreement with HD Supply Utilities, Ltd. to be the exclusive distributor of RS’s RStandard transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands.  The agreement includes an initial purchase order for RStandard poles with a value exceeding
US $50 million over two years after delivery start, subject to applicable terms and conditions.  Shipments are expected to begin in the second half of 2007.

Controls and Procedures

As of June 30, 2007, RS’s president and chief executive officer, and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, RS’s president and chief executive officer, and the chief financial officer have concluded that the disclosure controls and procedures are effective.

During the quarter RS’s internal control over financial reporting were enhanced as a result of additional management reporting and increased skill set in financial reporting. For additional detail on the Company’s assessment of internal controls over financial reporting, refer to the management’s discussion and analysis for the year-ended December 31, 2006.

MD&A Page 8 of 9

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Critical Accounting Policies and Estimates

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2006, with the exception of accounting policies relating to the newly issued accounting standards by The Canadian Institute of Chartered Accountants. These new accounting policies are as follows:

a.

Financial Instruments – Recognition and Measurement (Section 3855):

Effective January 1, 2007, the Company adopted the new criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. As a result, the deferred financing costs previously presented separately on the Company’s balance sheet are now netted against the convertible debenture. This change in accounting policy resulted in a decrease of $98 to opening deficit due to the reversal of previously recorded amortization,  decreases in deferred financing costs of $597 and the carrying value of the Company’s convertible debentures of $695 at January 1, 2007.

b.

Hedging (Section 3865):

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

c.

Comprehensive Income (Section 1530):

Unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of June 30, 2007, the Company does not have any comprehensive income.

d.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company’s financial statements commencing January 1, 2008 about the Company’s financial instruments as well as its capital and how it is managed.

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